Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

Six Months Ended June 30, 2009

Pre-tax loss from continuing operations	$(32,648)

Income from equity investees	207
Fixed charges	47,697
Total earnings	$14,842

Interest expense (1)	$7,203
Estimated interest within rent expense (2)	40,494
Total fixed charges	$47,697

Ratio of earnings to fixed charges	—

Deficiency of earnings available to cover fixed charges	$(32,855)

(1)             Includes interest expense and amortization of premiums and discounts related to indebtedness.

(2)             Estimated interest within rent expense includes one third of rental expense, which approximates the interest component of operating leases.